UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2016

Commission File Number: 001-15152

SYNGENTA AG

(Translation of registrant’s name into English)

Schwarzwaldallee 215

4058 Basel

Switzerland

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Re: SYNGENTA AG

Disclosure: “ChemChina and Syngenta receive clearance from the Committee on
Foreign Investment in the United States (CFIUS)”

Herewith we furnish a press release related to Syngenta AG. The full text of the press release is the following:

# # #

Syngenta International AG Media Office Schwarzwaldallee 215 CH-4002 Basel Switzerland Telephone: +41 61 323 23 23	Syngenta Media contact: Leandro Conti Switzerland +41 61 323 2323 media.relations@syngenta.com	Syngenta Analyst/Investor contact: Jennifer Gough Switzerland +41 61 323 5059 USA +1 202 737 6521
Fax: +41 61 323 24 24 www.syngenta.com	Paul Minehart USA +1 202 737 8913	Bastien Musy Switzerland +41 61 323 1910 USA +1 202 737 6520
ChemChina 62 Beisihuan Xilu Haidian District Beijing 100080, PRC. www.chemchina.com	ChemChina Media contact: Ren Kan, +86 13810977565 renkan@chemchina.com

Joint media release

Basel, Switzerland, August 22, 2016

ChemChina and Syngenta receive clearance from the Committee on Foreign Investment in the United States (CFIUS)

Beijing, China and Basel, Switzerland – China National Chemical Corporation (ChemChina) and Syngenta today announced that the companies have received clearance on their proposed transaction from the Committee on Foreign Investment in the United States (CFIUS).

In addition to CFIUS clearance, the closing of the transaction is subject to anti-trust review by numerous regulators around the world and other customary closing conditions. Both companies are working closely with the regulatory agencies involved and discussions remain constructive.

The proposed transaction is expected to close by the end of the year.

About Syngenta
Syngenta is a leading agriculture company helping to improve global food security by enabling millions of farmers to make better use of available resources. Through world class science and innovative crop solutions, our 28,000 people in over 90 countries are working to transform how crops are grown. We are committed to rescuing land from degradation, enhancing biodiversity and revitalizing rural communities. To learn more visit www.syngenta.com and www.twitter.com/Syngenta

About ChemChina
ChemChina, which is headquartered in Beijing, China, possesses production, R&D and marketing systems in 150 countries and regions. It is the largest chemical corporation in China, and occupies the 234th position among the Fortune 500. The company’s main businesses include materials science, life science, high-end manufacturing and basic chemicals, among others. Previously, ChemChina has successfully acquired 9 leading industrial companies in France, the United Kingdom, Israel, Italy, Germany and other countries. To learn more, visit www.chemchina.com and www.chemchina.com/press.

Syngenta and ChemChina – August 22, 2016 / Page 1 of 2

Additional information and where to find it

This press release is for informational purposes only and does not constitute an offer to purchase or a solicitation of an offer to sell company securities. The solicitation and offer to buy company securities will only be made pursuant to the Swiss offer prospectus and the offer to purchase and other documents relating to the U.S. offer that have been filed with the U.S. Securities and Exchange Commission (“SEC”). Investors and security holders are urged to carefully read the tender offer statement on schedule TO filed by ChemChina and CNAC Saturn (NL) B.V. (“the Offeror”) with the SEC and the solicitation/recommendation statement on schedule 14d-9 with respect to the offer filed by Syngenta with the SEC, since these materials contain important information, including the terms and conditions of the offer. Investors and security holders may obtain a free copy of these materials and other documents filed by the Offeror and Syngenta with the SEC at the website maintained by the SEC at www.sec.gov. Investors and security holders may also obtain free copies of the solicitation/recommendation statement and other documents filed with the SEC by Syngenta at www.syngenta.com.

Cautionary statement regarding forward-looking statements

Some of the statements contained in this press release are forward-looking statements, including statements regarding the expected consummation of the acquisition, which involves a number of risks and uncertainties, including the satisfaction of closing conditions for the acquisition, such as regulatory approval for the transaction and the tender of at least 67% of the outstanding shares of Syngenta, the possibility that the transaction will not be completed and other risks and uncertainties discussed in Syngenta’s public filings with the SEC, including the “risk factors” section of Syngenta’s form 20-f filed on February 11, 2016, as well as the tender offer documents filed by the Offeror and the solicitation/recommendation statement filed by Syngenta. These statements are based on current expectations, assumptions, estimates and projections, and involve known and unknown risks, uncertainties and other factors that may cause results, levels of activity, performance or achievements to be materially different from any future statements. These statements are generally identified by words or phrases such as “believe”, “anticipate”, “expect”, “intend”, “plan”, “will”, “may”, “should”, “estimate”, “predict”, “potential”, “continue” or the negative of such terms or other similar expressions. If underlying assumptions prove inaccurate or unknown risks or uncertainties materialize, actual results and the timing of events may differ materially from the results and/or timing discussed in the forward-looking statements, and you should not place undue reliance on these statements. The Offeror, ChemChina and Syngenta disclaim any intent or obligation to update any forward-looking statements as a result of developments occurring after the period covered by this press release or otherwise.

Syngenta and ChemChina – August 22, 2016 / Page 2 of 2

SIGNATURES Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
SYNGENTA AG

Date:	August 22, 2016	By:	/s/ Brigitte Benz
			Name:	Brigitte Benz
			Title:	Head Shareholder Services & Group Administration

		By:	/s/ Tobias Meili
			Name:	Dr. Tobias Meili
			Title:	Head Corporate Legal Affairs